

July 1, 2020

Seah Chia Yee
Principal Financial Officer
Leader Hill Corp
Flat 1204 Block B
Mei Li Yuan
Hong Ling Middle Road
Luohu
Shenzen 518000 China

> **Re: Leader Hill Corp**
> **Form 10-K/A for Fiscal Year Ended November 30, 2019**
> **Filed January 17, 2020**
> **Form 10-K/A**
> **Filed January 23, 2020**
> **File No. 333-223712**

Dear Mr. Yee:

We have reviewed your amendment to your Form 10-K filed in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended November 30, 2019 filed July 1, 2020

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 14

1. We note you have revised your disclosure in the first paragraph on page 15 to reference both internal control over financial reporting and disclosure controls and procedures, and have also included a reference to the COSO 2013 framework. However, the second sentence of this paragraph offers only management's conclusion on the effectiveness of internal control over financial reporting, and no conclusion on the effectiveness of

      disclosure controls and procedures. Please file an amendment that includes separate disclosure offering a conclusion on the effectiveness of disclosure controls and procedures and internal control over financial reporting individually.

      You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services